SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Huya Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share¹
(Title of Class of Securities)

44852D108²
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

¹The holdings reported herein are held in the form of American Depositary Shares (“ADSs”), which each represent one Class A ordinary share, par value US$0.0001 per share (“Class A Ordinary Shares”).

2The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADSs of the Issuer.

CUSIP No. 44852D108	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Point72 Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,551,795 class A ordinary shares (represented by 4,551,795 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,551,795 class A ordinary shares (represented by 4,551,795 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,551,795 class A ordinary shares (represented by 4,551,795 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 44852D108	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 192,863 class A ordinary shares (represented by 192,863 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 192,863 class A ordinary shares (represented by 192,863 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,863 class A ordinary shares (represented by 192,863 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 44852D108	13G/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,744,658 class A ordinary shares (represented by 4,744,658 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,744,658 class A ordinary shares (represented by 4,744,658 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,744,658 class A ordinary shares (represented by 4,744,658 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 44852D108	13G/A	Page 5 of 7 Pages

Item 1(a).	Name of Issuer.
Huya Inc. (the “Issuer”).
Item 1(b).	Address of Issuer's Principal Executive Offices.
Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, People’s Republic of China.

Item 2(a).	Name of Person Filing.

The holdings of the Issuer’s class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) reported herein are held in the form of American Depositary Shares (“ADSs”), which each represent one Class A Ordinary Share. This statement is filed by: (i) Point72 Hong Kong Limited (“Point72 Hong Kong”) with respect to Class A Ordinary Shares held, in the form of ADSs, by Point72 Associates, LLC, an investment fund it manages (“Point72 Associates”); (ii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to Class A Ordinary Shares held, in the form of ADSs, by an investment fund it manages; and (iii) Steven A. Cohen (“Mr. Cohen”) with respect to Class A Ordinary Shares held, in the form of ADSs, beneficially owned by Point72 Hong Kong and Cubist Systematic Strategies.

Item 2(b).	Address of Principal Business Office.
The address of the principal business office of (i) Point72 Hong Kong is Suites 1102-1110, 11th Fl. and 12th Fl., Chater House, 8 Connaught Road Central, Hong Kong; (ii) Cubist Systematic Strategies is 55 Hudson Yards, New York, NY 10001; and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.

Item 2(c).	Place of Organization.
Point72 Hong Kong is a Hong Kong limited liability company. Cubist Systematic Strategies is a Delaware limited liability company. Mr. Cohen is a United States citizen.

Item 2(d).	Title of Class of Securities.
Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number.
There is no CUSIP number assigned to the Class A Ordinary Shares. The CUSIP number 44852D108 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “HUYA.” Each ADS represents one Class A Ordinary Share.

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
Not applicable.

CUSIP No. 44852D108	13G/A	Page 6 of 7 Pages

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on December 31, 2023.

Point72 Hong Kong, Cubist Systematic Strategies, and Mr. Cohen own directly no ADSs or Class A Ordinary Shares. Pursuant to an investment management agreement, Point72 Hong Kong maintains investment and voting power with respect to the securities held by Point72 Associates. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by an investment fund it manages. Mr. Cohen controls each of Point72 Hong Kong, and Cubist Systematic Strategies. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Shares reported herein.

The percentages set forth herein are based on 87,545,391 shares of Class A Ordinary Shares outstanding as of September 30, 2023, as disclosed in Exhibit 99.1 attached to the Issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on November 14, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Class A Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44852D108	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024
POINT72 HONG KONG LIMITED

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person
STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person